Exhibit 4a.2

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Home Office: Cincinnati, Ohio

[Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423]

ADVISORY FEE ENDORSEMENT

If by Written Request you direct us to pay advisory fees to a registered investment advisor for investment management services related to the Contract and those fees do not exceed a rate of 1.5% per year, then:

1)	if taken from an Indexed Strategy, no Market Value Adjustment shall apply; and

2)	the payment may be less than the $500 minimum withdrawal.

This Endorsement is part of your Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

[ /s/ Mark F. Muething ]	[ /s/ John P. Gruber ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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